Issuer Free Writing Prospectus dated November 14, 2013

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated November 12, 2013

Registration Statement No. 333-192254

Fiesta Restaurant Group, Inc.

This free writing prospectus relates only to the offering of common stock of Fiesta Restaurant Group, Inc. and should be read together with the preliminary prospectus dated November 12, 2013 relating to this offering (the “Preliminary Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-192254) (the “Registration Statement”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534992/000119312513436776/d621958ds3asr.htm . On November  12, 2013, Fiesta Restaurant Group, Inc. filed the Registration Statement, to which this communication is related and which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534992/000119312513436776/d621958ds3asr.htm .

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect an increase in the size of the offering to 2,700,000 shares of common stock, an increase in the option to purchase additional shares to 405,000 shares, a decrease in our expected pro forma long-term debt following the offering and the completion of certain other financing transactions following the offering, and certain related changes. In the Preliminary Prospectus, we proposed to offer $100,000,000 of our common stock, with an option to purchase up to an additional 15 percent of the offered amount of common stock. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Fiesta Restaurant Group, Inc.

Common Stock offered by us	2,700,000 shares

Option to Purchase Additional Shares	We and certain of our executive officers have granted the underwriters an option for a period of 30 days to purchase up to an additional 405,000 shares of our common stock, of which 26,664 shares of our common stock are currently issued and outstanding and are held by certain of our executive officers, at the public offering price less the underwriting discount and commissions.

Other Changes to the Preliminary Prospectus

The Pro Forma As Adjusted information under “Prospectus Summary—Summary Historical Financial and Operating Data” on page 15 of the Preliminary Prospectus is revised as follows (dollars in thousands):

•      New senior credit facility will be decreased from $123,713 to $100,481.

•      Total long-term debt will be decreased from $127,651 to $104,419.

•      Stockholders’ equity will be increased from $112,087 to $135,319.

The first paragraph of the risk factor entitled “Our substantial indebtedness could adversely affect our financial condition” on page 21 of the Preliminary Prospectus is revised as follows:

We have a substantial amount of indebtedness. As of September 29, 2013, we had $203.9 million of outstanding indebtedness comprised of $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016, lease financing obligations of $3.0 million and capital lease obligations of $0.9 million. As of the date of the prospectus, we are a highly leveraged company. As of September 29, 2013, after giving effect to the financing transactions, including (i) the sale by us of 2,700,000 shares of our common stock at a public offering price of $46.00 per share (and without giving effect to the exercise by the underwriters of the option to purchase additional shares), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the repurchase of all of our outstanding Fiesta Notes pursuant to the tender offer, and the application of net proceeds from this offering and revolving credit borrowings under our new senior credit facility on such date, we would have had $104.4 million of outstanding indebtedness comprised of $100.5 million of outstanding revolving credit borrowings under our new senior credit facility, lease financing obligations of $3.0 million and capital lease obligations of $0.9 million.

The Pro Forma As Adjusted information set forth under “Capitalization” on page 37 of the Preliminary Prospectus is revised as follows (dollars in thousands):

•      New senior credit facility will be decreased from $123,713 to $100,481.

•      Total debt will be decreased from $127,651 to $104,419.

•      Total stockholders’ equity will be increased from $112,087 to $135,319.

On November 12, 2013, the issuer filed the Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534992/000119312513436776/d621958ds3asr.htm . Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus if you request it from: Equity Syndicate Prospectus Department, Jefferies LLC, 520 Madison Avenue, 12th Floor, New York, NY 10022, by email to Prospectus_Department@Jefferies.com, or by telephone at (877) 547-6340; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, by email to cmclientsupport@wellsfargo.com, or by telephone at (800) 326-5897; or Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716 by email to prospectus@raymondjames.com or by telephone at (800) 248-8863; or Stephens Inc., 111 Center Street, Little Rock, AR 72201, by e-mail to prospectus@stephens.com, or by telephone at (501) 377-2130.